

October 14, 2011

<u>Via Facsimile</u>
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re: Revolutions Medical Corporation**
> **Amendment No. 1 to Form 10-K**
> **Filed September 16, 2011**
> **File No. 0-28629**

Dear Mr. Wheet:

We have reviewed your letter dated October 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the year ended December 31, 2010</u>

<u>General</u>

1. We note from your responses to comments 1 and 3 that you plan to file additional documents in response to our prior comments. Please note we will delay our assessment of your responses pending the filing of the additional documents.

2. We note your response to prior comment 2. It is unclear from the analysis you provided how you concluded that the errors were not material to your financial statements for the quarters ended March 31, June 30, and September 30, 2010. For instance we note that your interest expense for the nine months ended September 30, 2010 is understated by approximately 817%. In addition, you state that the changes in these periods were included on your Form 10-K/A for the year ended December 31, 2010. However, we do

not see where you included restated quarterly information for 2010 in that filing. Further, we note that in connection with the Forms 10-Q thus far in 2011, it does not appear that you have reflected the restatements for the comparative 2010 periods. Please advise us or revise your filings accordingly.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief